Exhibit 4.1

BP p.l.c.

RULES OF THE BP p.l.c. PERFORMANCE SHARE PLAN

Adoption:              [•] 2006

Linklaters
One Silk Street London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref 01/145/G Rowlands-Hempel

Table of Contents

Contents	Page
1	Definitions	1
2	Eligibility	2
3	Granting Restricted Share Units	3
4	Restricted Share Units	5
5	Making Awards	5
6	Leaving the Group before the end of the Restricted Period	6
7	Variations in share capital, demergers and special distributions	8
8	Exchange of Restricted Share Units	9
9	Restrictions on issue of Shares	10
10	Terms of employment	10
11	General	11
12	Changing the Plan and termination	13
13	Governing law and jurisdiction	13
Schedule 1 US		14
Schedule 2 Restricted Cash Units		17

A05544061/0.36/20 Mar 2006

i

Rules of the BP p.l.c. Performance Share Plan

Introduction

This plan sets out the terms on which awards of shares will be made to certain employees of the Company and its Subsidiaries. Employees selected for participation in the Plan will be granted restricted share units giving them a conditional entitlement to an award of shares. The number of shares to be granted in respect of a restricted share unit may depend on the extent to which a performance condition is satisfied over the Financial Year prior to grant.

1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;”

“Award” means an award of Shares under rule 5.1;

“Award Date” means the date on which an Award is made under any of rules 5.1, 6 or 7;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business;

“Company” means BP p.l.c.;

“Control” has the meaning given to it by Section 840 of the Income and Corporation Taxes Act 1988;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer authorised under the BP Management Framework and associated delegations;

“Financial Year” means the calendar year by reference to which the conditions relating to individual performance imposed under rule 2.2 are measured;

“Grant Date” means the date which the Plan Administrator sets for the grant of Restricted Share Units;

“London Stock Exchange” means London Stock Exchange plc;

“Member of the Group” means:

(i)	the Company; and
(ii)	its Subsidiaries from time to time; and
(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;

A05544061/0.36/20 Mar 2006

“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Participant” means a person who is participating in the Plan;

“Performance Conditions” means the conditions imposed under rule 3.3;

“Plan” means these rules known as “The BP p.l.c. Performance Share Plan” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Services Authority as meeting the Primary Information Provider Criteria and is on the list of the Regulatory Information Services maintained by the Financial Services Authority;

“Restricted Period” means the period determined by the Designated Corporate Officer and which will normally be 3 calendar years from the start of the calendar year in which Restricted Share Units are granted;

“Restricted Share Unit” means a conditional entitlement to an Award granted to a Participant;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 5.5); and

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985.

2	Eligibility

The Plan may be operated in respect of Participants who have been selected for a grant of Restricted Share Units by reference to a particular Financial Year (rule 2.1) or otherwise (rule 2.5).

2.1	Participation in respect of individual performance in a Financial Year
2.1.1

Under this rule 2.1, the Company may select any employee of the Company or any Subsidiary to join the Plan and become a Participant. Participation will be by reference to individual performance in a particular Financial Year. However, participation may not be extended to an employee who at the start of the Financial Year in which the Plan is to be operated is either (i) a director of the Company or (ii) an employee whose employment has been terminated whether or not such termination is lawful, unless in the case of (ii) the Designated Corporate Officer considers that special circumstances exist.

2.1.2	Rule 2.4 applies where a person has ceased to be an employee of the Company or Subsidiary or an event occurs as described in rules 7.2, 7.3 or 7.5 prior to the Grant Date.
2.2	Notice of Selection for Participation

Where a Participant has been selected to participate in the Plan under rule 2.1, as soon as practicable after the start of the Financial Year to which the Plan relates the Company will notify him of his selection for participation in the Plan and any conditions which need to be

A05544061/0.36/20 Mar 2006

satisfied in order for the employee to be made a grant of Restricted Share Units. The conditions may be different for different employees. The Company, subject to the approval of the Designated Corporate Officer, may waive or change such conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

2.3	Joining the Plan during the Financial Year

If anyone is selected to participate in the Plan under rule 2.1 but after the start of a Financial Year in respect of which the Plan is being operated, his grant of Restricted Share Units (if any) may, at the discretion of the Designated Corporate Officer, be pro-rated by reference to the period between selection and the end of the relevant Financial Year as a proportion of the whole Financial Year.

2.4	Leaving employment before the grant of Restricted Share Units
2.4.1

A Participant who has been selected to participate in the Plan under rule 2.1 will not be eligible for the grant of Restricted Share Units if he ceases to be an employee of the Company or a Subsidiary at any time during the Financial Year in which the Plan is operated.

2.4.2

Where a Participant ceases to be an employee of the Company or a Subsidiary for any of the reasons set out in rules 6.2.1(i), (ii), (v), (vi), (vii) or 6.4, after the end of the relevant Financial Year but prior to the grant of Restricted Share Units, or where during that period an event described in rules 7.2, 7.3 or 7.5 takes place, then the Company may grant the Participant Restricted Share Units and an Award may be made to him.

2.5	Participation otherwise than in respect of individual performance in a Financial Year
2.5.1

Under this rule 2.5, the Company may select any employee of the Company or any Subsidiary for the grant of Restricted Share Units. Selection of employees and the grant of Restricted Share Units will be made without reference to individual performance in a particular Financial Year. However, Restricted Share Units may not be granted to an employee who on the Grant Date is either (i) a director of the Company or (ii) an employee whose employment has been terminated whether or not such termination is lawful, unless in the case of (ii) the Designated Corporate Officer considers that special circumstances exist.

2.5.2	For the avoidance of doubt, where a Participant has been selected to participate in the Plan under this rule 2.5, rules 2.2, 2.3, 2.4 and 3.1.1 do not apply.
2.6	Rights prior to the grant of Restricted Share Units

Selection for participation in the Plan does not entitle any Participant to the grant of Restricted Share Units and a Participant shall have no rights to or in respect of Restricted Share Units until a grant has been made to him.

3	Granting Restricted Share Units
3.1	Grant
3.1.1	Where a Participant has been selected to participate in the Plan under rule 2.1, as soon as practicable following the end of the Financial Year in which the Plan is

A05544061/0.36/20 Mar 2006

operated the Company will determine whether and to what extent the conditions, if any, set under rule 2.2 have been satisfied and how many Restricted Share Units should be granted in respect of each Participant.

3.1.2	Restricted Share Units granted under the Plan, and the terms of those Restricted Share Units, must be approved in advance by the Designated Corporate Officer.
3.2	Time of Operation

Restricted Share Units may only be granted within 42 days starting on any of the following:

3.2.1	the date of adoption of the Plan;
3.2.2	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;
3.2.3	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Restricted Share Units;
3.2.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or
3.2.5	the lifting of Dealing Restrictions which prevented the granting of Restricted Share Units during any period specified above.
3.3	Conditions
3.3.1

Awards in respect of Restricted Share Units may be subject to the satisfaction of the Performance Conditions specified at the Grant Date. Performance Conditions may be different for different Participants.

3.3.2

The Company, subject to the approval of the Designated Corporate Officer, may waive or change the Performance Conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

3.3.3	Notwithstanding anything else in the Plan, an Award will only be made in respect of Restricted Share Units to the extent that any Performance Conditions are satisfied or waived.
3.4	Statements

Each Participant will receive a statement setting out the terms of the Restricted Share Units as soon as practicable after the Grant Date. If any statement is lost or damaged the Company may replace it on such terms as it decides.

3.5	No payment

A Participant is not required to pay for the grant of Restricted Share Units.

3.6	Disclaimer of Restricted Share Units

Any Participant may disclaim all or part of his Restricted Share Units within 30 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Restricted Share Units will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

A05544061/0.36/20 Mar 2006

4	Restricted Share Units
4.1	Terms of Grant

Restricted Share Units are subject to the rules of the Plan. The terms of the grant of Restricted Share Units, as determined by the Company and approved by the Designated Corporate Officer, must be notified to the Participant and must include:

4.1.1	the number of Shares which is comprised in an Award in respect of Restricted Share Units;
4.1.2	the Restricted Period; and
4.1.3	any Performance Conditions specified under rule 3.3
4.2	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Shares notionally comprised in Restricted Share Units.

4.3	Dividend equivalents

The number of Restricted Share Units granted to a Participant shall be increased as determined by the Plan Administrator to take account of the net dividends that would have been paid on the Shares subject to his Restricted Share Units during the Restricted Period (“Additional Restricted Share Units”). Additional Restricted Share Units will be credited to a Participant at the time dividends are paid. All Additional Restricted Share Units shall be subject to the rules of the Plan and the terms of the Restricted Share Units by reference to which they were granted, including the same Restricted Period.

The Designated Corporate Officer may at any time decide to disapply this rule 4.3 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 4.3.

5	Making Awards
5.1	Determination of Performance Conditions and making of Awards

As soon as practicable following the end of the Restricted Period (or at any other time where the rules or the terms of the Performance Conditions state that the Performance Conditions should be applied) the Designated Corporate Officer will determine whether and to what extent any Performance Conditions have been satisfied. The Designated Corporate Officer may decide to increase or decrease the number of Shares notified under rule 4.1.1 and which are to be awarded in respect of Restricted Share Units in accordance with the terms of any Performance Conditions. The Designated Corporate Officer may procure the transfer of such Shares subject to any conditions.

Once the determination is made under this rule 5.1 the Company will make an Award of Shares.

5.2	Consequences

To the extent that an Award has been made under any of rule 5, 6, or 7, the Company will procure the transfer of Shares to the Participant (or as he may direct) as soon as

A05544061/0.36/20 Mar 2006

practicable after the Award Date. The Participant will be entitled to all rights to Shares where the record dates fall after the date of transfer.

5.3	Lapse

If any Restricted Share Units lapse under the Plan an Award cannot be made and a Participant has no rights in respect of those Restricted Share Units.

5.4	Cash alternative

The Company in its absolute discretion may decide to satisfy Awards by paying an equivalent amount in cash (subject to the withholding provisions in rule 5.6 (Withholding)). The cash amount must be equal to the Market Value of the Shares on the Award Date of that Award.

For the purposes of this rule, “Market Value” means in relation to a Share on any day:

5.4.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; and
5.4.2	in relation to an ADS the average of the highest and lowest trading prices of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.
5.5	ADSs

The Plan Administrator may determine that Restricted Share Units and Awards will be in respect of ADSs and references in these rules to Shares and Restricted Share Units etc. shall be construed accordingly.

5.6	Withholding

The Company, any employing company or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Restricted Share Units or Awards. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares comprised in an Award.

6	Leaving the Group before the end of the Restricted Period
6.1	General rule on leaving employment

Unless rules 6.2 or 6.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Restricted Period, then all his Restricted Share Units lapse on the date of cessation and he shall not be entitled to any Shares.

6.2	Leaving in exceptional circumstances
6.2.1

If a Participant ceases to be an employee or director of any Member of the Group before the end of the Restricted Period for any of the reasons set out below, then his Restricted Share Units do not lapse and an Award may be made to him at the end of the Restricted Period in accordance with Rule 5.1. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units. The reasons are:

(i)	ill-health, injury or disability;

A05544061/0.36/20 Mar 2006

(ii)	retirement at normal retirement age, or otherwise with the agreement of the Company;
(iii)	the Participant’s employing company ceasing to be under the Control of the Company;
(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;
(v)	redundancy, but only in circumstances which give rise to a redundancy payment;
(vi)	termination or severance by the Participant’s employer except where the Plan Administrator determines that an Award should not be made due to the conduct or performance of the Participant; or
(vii)	any other reason, if the Designated Corporate Officer so decides in any particular case.
6.2.2

The Designated Corporate Officer and the Plan Administrator must exercise any discretion provided for in rule 6.2.1(vii) within 30 days after they become aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Restricted Share Units will be treated as having lapsed on the date of cessation.

6.3	Leaving after the end of the Restricted Period but before the making of an Award or the transfer of Shares

If a Participant ceases to be an employee or director of any member Group for any reason in circumstances where the Restricted Period has ended but either Awards have not yet been made or, to the extent Awards have been made, Shares have not yet been transferred in accordance with rule 5.2 (because of, for example, any Dealing Restrictions), neither his Restricted Share Units nor Awards will lapse unless the cessation is by reason of the termination or severance by the Participant’s employer and the Plan Administrator determines that an Award should not be made due to the conduct or performance of the Participant. In these circumstances, Awards may still be made in accordance with rule 5.1. Rule 5.2 will equally apply to determine the consequences of the making of an Award.

6.4	Death

If a Participant dies, his Restricted Share Units do not lapse and an Award may be made to his personal representatives as soon as possible after the date of death. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Awards in cash calculated in accordance with rule 5.4.

6.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 6, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of all Members of the Group or if he recommences employment with a Member of the Group within 7 days.

A05544061/0.36/20 Mar 2006

7	Variations in share capital, demergers and special distributions
7.1	Application of rule

If, before the transfer of Shares pursuant to an Award, there is:

7.1.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or
7.1.2	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or
7.1.3	a special dividend or distribution,

then the number of Shares comprised in an Award shall be adjusted in such manner as the Designated Corporate Officer may determine.

7.2	Takeovers

Where, before the end of the Restricted Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, an Award will be made to a Participant, subject to rule 7.4 (Exchange), on the date the person obtains Control. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

7.3	Schemes of arrangement

When, before the end of the Restricted Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Awards will be made to Participants subject to rule 7.4. This rule applies to a court sanction under Section 425 of the Companies Act 1985 or equivalent procedure under local legislation. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

7.4	Exchange

An Award will not be made under either rule 7.2 or 7.3 but Restricted Share Units will be exchanged under rule 8 (Exchange of Restricted Share Units) to the extent that:

7.4.1	an offer to exchange the Restricted Share Units is made and accepted by a Participant; or
7.4.2

the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 7.2 applies) or court sanction (where rule 7.3 applies) that the Restricted Share Units will be automatically exchanged.

7.5	Demergers or other corporate events
7.5.1

If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 7.2 (Takeover), or 7.3 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Restricted Share Units, the Designated Corporate Officer may determine that an Award will be made to a

A05544061/0.36/20 Mar 2006

Participant. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.
7.5.2	The Company will notify any Participant who is affected by the Designated Corporate Officer exercising their discretion under this rule.
7.6	Designated Corporate Officer

In this rule, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

7.7	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:

7.7.1	suffer a tax disadvantage in relation to his Restricted Share Units and/or the making of an Award (this being shown to the satisfaction of the Designated Corporate Officer); or
7.7.2

become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred;

then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that the Awards will be made on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Award will be made in respect of the number of Restricted Share Units the Designated Corporate Officer permits.

8	Exchange of Restricted Share Units
8.1	Timing of exchange

Where Restricted Share Units are to be exchanged under rules 7.2 and 7.3 (Takeovers and Schemes of arrangements) the exchange will take place as soon as practicable after the relevant event.

8.2	Exchange terms

Where a Participant is granted new restricted share units in exchange for existing Restricted Share Units, the new restricted share units:

8.2.1	must be equivalent to the existing Restricted Share Units;
8.2.2	are treated as having been acquired at the same time as the existing Restricted Share Units and Awards will be made in the same manner and at the same time;
8.2.3

are governed by the Plan as if references to Shares were references to the shares in respect of which the new conditional awards are granted and references to the Company were references to the Acquiring Company.

A05544061/0.36/20 Mar 2006

9	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury to satisfy Awards unless the Company in general meeting approves in advance such issue or transfer if such approval is required.

10	Terms of employment
10.1.1	For the purposes of this rule, “Employee” means any person who is or will be eligible to be a Participant.
10.1.2	This rule applies:
(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;
(ii)	during an Employee’s employment or employment relationship; and
(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.
10.1.3

Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

10.1.4

The grant of Restricted Share Units on a particular basis in any year does not create any right to or expectation of the grant of Restricted Share Units on the same basis, or at all, in any future year.

10.1.5	The benefit to an Employee of participating in the Plan shall not form any part of his remuneration or count as his remuneration for any purpose and shall not be pensionable.
10.1.6

No Employee is entitled to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

10.1.7

Without prejudice to an Employee’s right in respect of Restricted Share Units or an Award subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Restricted Share Units or the Award. Any and all discretions, decisions or omissions relating to the Restricted Share Units or the Award may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

10.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:

A05544061/0.36/20 Mar 2006

(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);
(ii)	any exercise of a discretion or a decision taken in relation to Restricted Share Units or to the Plan, or any failure to exercise a discretion or take a decision;
(iii)	the operation, suspension, termination or amendment of the Plan.
10.1.9

Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and the Performance Conditions, in consideration for, and as a condition of, the grant of Restricted Share Units under the Plan.

10.1.10

Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

10.1.11

Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

11	General
11.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Restricted Share Units, an Award or matter relating to the Plan will be final and conclusive.

11.2	Documents sent to shareholders

The Company may send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

11.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Restricted Share Units or an Award to that Participant.

11.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

A05544061/0.36/20 Mar 2006

11.5	Employee trust

The Company and any Subsidiary may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

11.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:

11.6.1	administering and maintaining Participant records;
11.6.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;
11.6.3	providing information to future purchasers of the Company or the business in which the Participant works;
11.6.4	transferring information about the Participant to a country or territory outside the European Economic Area.

To the extent a Participant has already entered into any other data protection agreement, with any Member of the Group this rule 11.6 will be interpreted so as not to be inconsistent with or to limit that existing or this agreement.

11.7	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

11.8	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

11.9	Notices
11.9.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:
(i)	delivered or sent by post to him at his home address according to the records of his employing company; or
(ii)	sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him;
or in either case such other address, for example, work address, which the Plan Administrator considers appropriate.

11.9.2

Any notice or other document which has to be given to the Plan Administrator or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Designated Corporate Officer or duly appointed agent may from time to time decide and notify

A05544061/0.36/20 Mar 2006

to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

12	Changing the Plan and termination
12.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

12.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

12.3	National Provisions

Notwithstanding any other provision of the Plan, but subject always to rule 12.1 the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Restricted Share Units granted to such Participants are not more favourable overall than the terms of Restricted Share Units granted to other Participants.

12.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Restricted Share Units granted before such termination will continue to be valid and Awards may be made in respect of those Restricted Share Units as described in these rules.

13	Governing law and jurisdiction

English law governs the Plan and all Restricted Share Units and Awards and their construction. The English Courts have non-exclusive jurisdiction in respect of disputes arising under or in connection with the Plan, Restricted Share Units or any Award.

A05544061/0.36/20 Mar 2006

Schedule 1

US

This United States (“US”) Schedule has been adopted by the Company pursuant to rule 12.3 of the Plan and shall vary the terms of the Plan (and any other related documents) accordingly for all US Participants (defined below) and other affected Participants whose benefits are subject to US taxation.

Rule 1 Meaning of Words

“US Participant” means, for purposes of rules 14.2 to 14.9 of this US Schedule, a Participant who is a US citizen or US permanent resident (as evidenced by a so-called “green card” and participation in a US tax-qualified pension plan sponsored by a Member of the Group).

For all other purposes under this US Schedule, a “US Participant” means a Participant who is:

(i)	a US citizen;
(ii)	a US permanent resident (as evidenced by a so-called “green card” and participation in a US tax-qualified pension plan sponsored by a Member of the Group); or
(iii)	a non-US citizen who is posted to the US as of an Award Date and who is (or expected to become) subject to US taxation as a resident alien.

Rule 5 (Transfer of Shares) shall be varied by adding the following:

Unless an election has been permitted and made under rule 14.2 of this Schedule 1 the transfers described in rule 5.2 and rule 5.4 shall be made no later than 2 ½ months after the end of the calendar year containing the date of the applicable Award.

5.8	Deductions and Offsets from Restricted Share Units

It shall be a condition of any Award to a US Participant, including an Award deferred pursuant to rule 14 of this Schedule, that the Company, a Member of the Group, or another company employing a US Participant may deduct from and set off against the Transferred Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the US Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), as determined in the sole discretion of the Company.

Rule 6 (Leaving the Group before the end of the Restricted Period) shall be varied as follows:

Rule 6.2.1 shall be extended as follows:

Where a Participant becomes Disabled before the end of the Restricted Period, Restricted Share Units do not lapse and an Award may be made to him on the date on which he is treated for the purposes of his employment as becoming Disabled.

For the purposes of this Rule 6.2.1 a Participant will be Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period

A05544061/0.36/20 Mar 2006

of not less than 3 months under an accident and health plan covering employees of a Member of the Group or (iii) otherwise disabled within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”).

Rule 6.2.1(i) shall not apply.

Rule 6.2.1(ii) shall be replaced with the following:

(ii)	retirement with the agreement of the Company

The following shall be added as rule 14:

Rule 14 US Tax Compliance and Deferrals

14.1	Compliance with Section 409A

To the extent that the grant of Restricted Share Units results (other than due to a US Participant’s election described under 14.2 of this Schedule) in the deferral of compensation under Section 409A of the Code, (1) the Plan is intended to comply with the rules under Section 409A, (2) for persons who receive such grants and are subject to US taxation, the delivery of Shares or other property in connection with a waiver of Performance Conditions under rule 3.3, or in connection with the application of rules 5.1 or 6, will not occur until the earliest date permitted under Section 409A(a)(2) and (a)(3), and (3) notwithstanding the provisions of rule 11.5, the Plan shall be unfunded for the purposes of Section 409A.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

14.2	Election to Defer

To the extent offered by the Company, US Participants may, no later than a date permitted under Section 409A of the Code, make an election to defer the date on which the Shares shall be distributed.

14.3	Form of Election

The election to defer shall be in a form and subject to such terms as prescribed by the Plan Administrator. It is intended that terms and procedures for such elections and deferrals shall comply with applicable requirements of Section 409A.

14.4	Notice of Award

As of the Award Date, a US Participant who has deferred an Award shall receive notice of the number of Shares, if any, that comprise his Award, and such Award shall be credited as notional Shares under a notional Share account.

14.5	Notional Dividends and Other Rights

A US Participant’s notional Share account shall be credited with notional dividends as of the date dividend payments are made to shareholders of record. Notional dividends on newly awarded notional Shares shall only be credited if those US Participants who did not defer would be entitled to dividends on their newly awarded Shares. No shareholder voting rights as such shall arise with respect to notional Shares.

A05544061/0.36/20 Mar 2006

14.6	Distribution of Deferred Accounts

A US Participant’s notional Share account shall be distributed in accordance with his or her distribution election and only those notional Shares that are to be distributed at a particular point in time shall be converted to actual Shares. The Plan Administrator may make any arrangements necessary, including the conversion of distributable notional Shares into cash, if so determined.

14.7	No Fund Created

Nothing in these rules shall either require any Member of the Group to make any contributions or create any fund with respect to an Award that has been deferred prior to a relevant distribution date or cause any Member of the Group to establish any fund or otherwise set aside any assets for the purpose of paying an Award with regard to US Participants.

14.8	Deferrals Subject to General Creditors

All deferred awards shall remain subject to the general creditors of the Company until their actual distribution to a US Participant.

14.9	Construction

The Plan shall be construed to give effect, for US tax purposes, to elective deferrals pursuant to rules 14.2 and 14.3, consistent with compliance under Section 409A of the Code.

A05544061/0.36/20 Mar 2006

Schedule 2

Restricted Cash Units

1	Rules

The rules of the BP p.l.c. Performance Share Plan (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2.

2	Definitions

“Restricted Cash Units” means a conditional entitlement to an award of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to an award of cash as described in paragraph 6 of this Schedule 2.

3	Cash Awards

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 4.3 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units and Awards shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, when the determinations are made under rule 5.1 of the Plan in respect of grants made under this Schedule 2 then the Plan Administrator will determine the number of Shares which would have been comprised in an Award had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 5.4.

6	Grant of Unrestricted Cash Units
6.1

The Plan Administrator may decide at any time that when the determinations are made under rule 5.1 of the Plan in respect of grants made under this Schedule 2, a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2

A grant of Unrestricted Cash Units will represent the number of Shares which would have been comprised in an Award had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3

Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the

A05544061/0.36/20 Mar 2006

Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 5.6 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.

6.9	References to “Market Value” in this paragraph 6 has the same meaning as set out in rule 5.4 of the Plan.

A05544061/0.36/20 Mar 2006